                                            Filed Pursuant to Rule 424(b)(5)
                                            Registration No. 333-83958

             PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MAY 6, 2002

                               13,500,000 SHARES

                               [TECO ENERGY LOGO]

                                  COMMON STOCK

                               ------------------

     Our common stock is listed on The New York Stock Exchange under the trading symbol "TE." The last reported sale price on June 4, 2002 was $23.42 per share.

     The underwriters have a 30-day option to purchase a maximum of 2,025,000 additional shares to cover over-allotments of shares.

     SEE "RISK FACTORS" BEGINNING ON PAGE S-6 TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING OUR COMMON STOCK.

                                                                       UNDERWRITING
                                                         PRICE TO     DISCOUNTS AND    PROCEEDS TO
                                                          PUBLIC       COMMISSIONS     TECO ENERGY
                                                       ------------   --------------   ------------
Per Share............................................        $23.00          $0.69           $22.31
Total................................................  $310,500,000     $9,315,000     $301,185,000

     Delivery of the shares of common stock will be made on or about June 10, 2002.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

                          JOINT BOOK-RUNNING MANAGERS

UBS WARBURG                                           CREDIT SUISSE FIRST BOSTON
                                  CO-MANAGERS

SALOMON SMITH BARNEY
                CIBC WORLD MARKETS
                                 ROBERT W. BAIRD & CO.
                                              EDWARD D. JONES & CO., L.P.

            The date of this prospectus supplement is June 4, 2002.

                               ------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
ABOUT THIS PROSPECTUS SUPPLEMENT......   S-1
SUMMARY...............................   S-2
RISK FACTORS..........................   S-6
USE OF PROCEEDS.......................  S-11
CAPITALIZATION........................  S-11
SELECTED HISTORICAL FINANCIAL
  INFORMATION.........................  S-12
DIVIDENDS AND PRICE RANGE.............  S-14
UNDERWRITING..........................  S-15
NOTICE TO CANADIAN RESIDENTS..........  S-17
LEGAL MATTERS.........................  S-17

                                   PROSPECTUS

                                        PAGE
                                        ----
ABOUT THIS PROSPECTUS.................    1
RISK FACTORS..........................    1
FORWARD-LOOKING STATEMENTS............    1
TECO ENERGY...........................    2
RATIOS OF EARNINGS TO FIXED CHARGES
  AND PREFERRED STOCK DIVIDENDS.......    2
DESCRIPTION OF DEBT SECURITIES........    3
DESCRIPTION OF PREFERRED STOCK........    8
DESCRIPTION OF COMMON STOCK...........    9
ANTI-TAKEOVER EFFECTS OF OUR ARTICLES
  OF INCORPORATION AND BYLAWS, FLORIDA
  LAW AND OUR RIGHTS PLAN.............   10
DESCRIPTION OF STOCK PURCHASE
  CONTRACTS AND STOCK PURCHASE
  UNITS...............................   11
DESCRIPTION OF WARRANTS AND OTHER
  PURCHASE RIGHTS.....................   11
USE OF PROCEEDS.......................   13
PLAN OF DISTRIBUTION..................   13
LEGAL MATTERS.........................   14
EXPERTS...............................   14
WHERE YOU CAN FIND MORE INFORMATION...   15

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this common stock offering and certain other matters relating to us and our financial condition. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to the common stock we are offering. Generally, when we refer to the prospectus, we are referring to both parts of this document together. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

     This prospectus supplement contains forward-looking statements. For a description of these statements and a discussion of the factors that may cause our actual results to differ materially from these statements, see "Forward-Looking Statements" in the accompanying prospectus and the Investment Considerations included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

     In this prospectus supplement, "we", "our", "ours" and "us" refer to TECO Energy, Inc., unless the context otherwise requires.

                                    SUMMARY

     This summary contains basic information that is important to you. This summary is not complete and does not contain all of the information that you should consider before purchasing our common stock.

                                  TECO ENERGY

     Overview. We are an electric and gas utility holding company, exempt from registration under the Public Utility Holding Company Act of 1935, with important unregulated activities. We have a balance of regulated utility companies in the growing Florida market and profitable unregulated companies. Our unregulated businesses include independent power generation and distribution, marine transportation, coal mining, coalbed methane gas production, the marketing of natural gas, energy and engineering services and, indirectly, the sale of propane gas. The following describes our principal operations.

     - TAMPA ELECTRIC COMPANY provides electric energy and related services to over 575,000 residential, commercial and industrial customers in its West Central Florida service area covering approximately 2,000 square miles, including the City of Tampa and the surrounding areas. Tampa Electric has a total net system generating capability of approximately 3,900 megawatts in operation, and is constructing additional capacity to serve its growing customer base. It is in the process of repowering an older coal-fired station to become a combined-cycle natural gas-fired facility, which will reduce emissions, add capacity and enhance fuel diversity.

     - PEOPLES GAS SYSTEM is Florida's leading provider of natural gas. With a presence in most of Florida's major metropolitan areas, it serves over 272,000 customers. In early 2000, Peoples Gas completed a major expansion to Southwest Florida to market natural gas to a previously unserved high growth area of the state. Peoples Gas is continuing its expansion into other areas of Florida previously unserved by natural gas.

     - TECO POWER SERVICES, through its subsidiaries, develops, builds, owns and operates electric generation facilities and electric distribution and transmission facilities primarily in the United States and Central America. It has net ownership interests in more than 6,500 net megawatts of generating capacity in operation or under construction as follows:

                                         GROSS PLANT     TPS        TPS NET     IN-SERVICE OR
                                            SIZE       ECONOMIC   PLANT SIZE    PARTICIPATION
PROJECT                      LOCATION    (MEGAWATTS)   INTEREST   (MEGAWATTS)       DATE
-------                     -----------  -----------   --------   -----------   -------------
OPERATING
Alborada Power Station*...  Guatemala          78         96%           75              9/95
Hardee Power Station*.....  Florida           370        100%          370        1/93, 5/00
Commonwealth
  Chesapeake*.............  Virginia          312        100%(1)       312(1)     9/00, 8/01
Hamakua Energy Project*...  Hawaii             60         50%           30       8/00, 12/00
San Jose Power Station*...  Guatemala         120        100%          120              1/00
Empresa Electrica de
  Guatemala, S.A. (EEGSA)
  (a distribution
  utility)................  Guatemala         N/A         24%          N/A              9/98(2)
Frontera Power Station....  Texas             477        100%          477        5/00, 3/01(2)
Odessa/Guadalupe..........  Texas           2,000           (3)        750      12/00, 10/01
                                            -----                    -----
         Sub-total........                  3,417                    2,118
UNDER CONSTRUCTION
Union*....................  Arkansas        2,200           (4)      1,650        11/02-5/03
Gila River*...............  Arizona         2,145           (4)      1,609         4/03-8/03
Dell*.....................  Arkansas          599        100%          599              5/03
McAdams*..................  Mississippi       599        100%          599              5/03
                                            -----                    -----
         Sub-total........                  5,543                    4,457
                                            -----                    -----
         TOTAL............                  8,960                    6,591

---------------

 *  These facilities are operated by TECO Power Services or its affiliates.
(1) TECO Power Services increased its interest in this project to 100% by purchasing its joint venture partner's interest on May 16, 2002.
(2) Dates on which TECO Power Services acquired its economic interest in the project.
(3) Odessa/Guadalupe investment, currently in the form of a loan, estimated at a 75% economic interest in the 50% interest held by Panda Energy International (TPS' joint venture partner).
(4) Based on the effect of the assumed preferred return, effective economic interest estimated at 75%.

     - TECO TRANSPORT is a marine transportation business that, through its subsidiaries, operates a U.S.-flag fleet of oceangoing vessels, a river barge fleet and a dry bulk commodity transfer and storage deep water terminal. Its business primarily includes the movement of commodities via domestic inland rivers, the Gulf of Mexico and the Caribbean, and to worldwide markets, including South America, Asia, Africa and Europe.

     - TECO COAL, through its subsidiaries, owns and operates several low-sulfur coal mines and handling facilities in Virginia, Kentucky and Tennessee. It expects to mine and ship approximately 10 million tons of coal in 2002 for sale to domestic and European steel companies, as well as domestic utilities and industrial customers. In addition, it owns and operates two synthetic fuel production facilities that qualify under existing rules for Section 29 tax credits for non-conventional fuel production through 2007.

     - TECO COALBED METHANE extracts naturally occurring methane gas from seams in the coal beds of Alabama's Black Warrior Basin. It has approximately 682 producing wells, all of which qualify under existing rules for
       Section 29 tax credits on non-conventional fuel production through 2002. It had proven reserves estimated at 167 billion cubic feet as of December 31, 2001.

     - TECO SOLUTIONS was formed to support TECO Energy's strategy of offering customers a comprehensive and competitive package of energy services and products with its Florida operations focus. Through various operating subsidiaries, TECO Solutions delivers customized energy-efficient design and new construction, operations and maintenance projects for commercial and public sector clients. In addition, TECO Gas Services and Prior Energy Corp., our gas marketing companies, provide gas management and marketing services for large municipal, industrial, commercial and power generation customers. TECO Solutions also holds an indirect investment in Heritage Propane Partners L.P., a publicly traded propane gas business.

     Strategy. Our business growth strategy is focused on the following three areas:

     - Capitalize on a growing Florida economy and the eventual shift to a more competitive energy market in Florida with our electric and gas operations and energy services business. Tampa Electric believes that it has the competitive generating capacity to serve increased demand and expand its market share in a more competitive environment in Florida.

     - Grow TECO Power Services through its portfolio of quality projects in the high growth areas of the United States.

     - Use the returns of our family of other profitable unregulated businesses to continue our growth.

                              RECENT DEVELOPMENTS

     TECO Power Services and its joint venture with Panda Energy have agreed with a subsidiary of SNC-Lavalin Group, Inc., a large Canadian-based engineering and construction company, to replace NEPCO, whose parent, Enron Corp., is in bankruptcy, as contractor on TECO Power Services' Dell and McAdams projects and on the joint venture's Gila River and Union projects. Under the new arrangements, SNC-Lavalin Constructors Inc. will complete the engineering and construction of those projects on a cost-plus-fee basis, with the fee portion at-risk until the completion of the projects.

     Coincident with the execution of the four contracts, the new contractor is hiring substantially all of NEPCO's management and staff. As a result, management and staff overseeing the projects will remain substantially the same, providing continuity, job knowledge and maintenance of the construction quality and schedule. In addition, the SNC-Lavalin arrangements eliminate the risk of having the construction contractor for these projects drawn into the Enron bankruptcy.

     The lenders financing the Gila River and Union projects have approved the arrangements with SNC-Lavalin. Under our agreement with those lenders, we will continue to be responsible for potential construction cost overruns on those projects. We currently estimate this amount, including additional oversight and other requirements of the lenders and credits for improvements in other project costs, which we previously estimated to be $63 million, to be approximately $90 million with the SNC-Lavalin arrangements.

     TECO Power Services is proceeding with efforts to arrange project financing for its Dell and McAdams projects and expects that financing to be completed later this year. We currently estimate the potential construction cost overruns, including estimates for additional oversight and other requirements necessary to complete the financing, which we previously estimated to be $17 million, to be approximately $27 million with the SNC-Lavalin arrangements.

                                  THE OFFERING

Common stock offered.................................    13,500,000 shares

Common stock to be outstanding
  after the offering.................................    153,913,047 shares (155,938,047 shares if
                                                         the over-allotment option is exercised in
                                                         full)(1)

Use of proceeds......................................    We will use the net proceeds from the sale
                                                         of common stock to repay short-term debt and
                                                         for general corporate purposes. See "Use of
                                                         Proceeds" on page S-11.

Current indicated annual dividend
  rate per share.....................................    $1.39(2)

New York Stock Exchange symbol.......................    TE

---------------
(1) The number of shares to be outstanding after the offering is based on the number of shares outstanding as of April 30, 2002 and excludes 2,779,000 shares issuable upon exercise of options outstanding as of April 30, 2002 and an additional 4,237,000 shares reserved for issuance under our 1996 Equity Incentive Plan and 1997 Director Equity Plan.

(2) Based upon dividends paid from the third quarter of 2001 through the second quarter of 2002. Future dividends will be declared and paid at the discretion of the Board of Directors and will depend on our future earnings, financial condition and other factors.

                                  RISK FACTORS

     In deciding whether to purchase our common stock, you should consider carefully the following factors that could cause our operating results and financial condition to be materially adversely affected.

GENERAL ECONOMIC CONDITIONS AND OTHER FACTORS MAY ADVERSELY AFFECT OUR
BUSINESSES.

     Our businesses are affected by general economic conditions. In particular, the projected growth in Tampa Electric's service area and in Florida is important to the realization of Tampa Electric's and Peoples Gas System's forecasts for annual energy sales growth. An unanticipated downturn in the local area's or Florida's economy could adversely affect Tampa Electric's or Peoples Gas System's expected performance.

     Our unregulated businesses, particularly TECO Transport, TECO Coal and TECO Power Services, are also affected by general economic conditions in the industries and geographic areas they serve, both nationally and internationally. TECO Power Services' investment in Empresa Electrica de Guatemala, S.A. depends on growth in the relevant service areas and forecasts for annual energy sales growth.

     Our ability to achieve our targeted earnings-per-share growth for 2002, after giving effect to this offering, will depend, in addition to general economic conditions, on such factors as the level of allowance for funds used during construction (AFUDC)(which represents interest and allowed equity cost capitalized to the construction cost) at Tampa Electric, the level of coal prices and synthetic fuel production at TECO Coal, the average of hedged natural gas prices at TECO Coalbed Methane, the return to more normal patterns for U.S. Government grain shipments and phosphate products of TECO Transport, and, at TECO Power Services, the amount of operating capacity under contract, summer weather patterns in the regions in which we operate, and power prices and amounts realized from sales of ancillary and other services in Texas. As a result, actual results may differ from those forecast.

OUR BUSINESSES ARE SENSITIVE TO VARIATIONS IN WEATHER.

     Most of our businesses are affected by variations in general weather conditions and unusually severe weather. Tampa Electric's, Peoples Gas System's and TECO Power Services' energy sales are particularly sensitive to variations in weather conditions. Those companies forecast energy sales on the basis of normal weather, which represents a long-term historical average. Significant variations from normal weather could also have a material impact on energy sales. Unusual weather, such as hurricanes, could adversely affect operating costs and sales.

     Peoples Gas System, with a single winter peak period, is more weather sensitive than Tampa Electric, with both summer and winter peak periods. Mild winter weather in Florida can be expected to negatively impact results at Peoples Gas System.

     Variations in weather conditions also affect the demand and prices for the commodities sold by TECO Coalbed Methane and TECO Coal, as well as electric power sales from TECO Power Services' merchant power plants. TECO Transport is also impacted by weather because of its effects on the supply of and demand for the products transported. Severe weather conditions could interrupt or slow service and increase operating costs of those businesses.

POTENTIAL COMPETITIVE CHANGES MAY ADVERSELY AFFECT OUR GAS AND ELECTRICITY BUSINESSES.

     The U.S. electric power industry has been undergoing restructuring. Competition in wholesale power sales has been introduced on a national level. Some states have mandated or encouraged competition at the retail level and, in some situations, required divestiture of generating assets. While there is active wholesale competition in Florida, the retail electric business has remained substantially free from direct competition. Changes in the competitive environment occasioned by legislation, regulation, market conditions or initiatives of other electric power providers, particularly with respect to retail competition, could adversely affect Tampa Electric's business and its performance.

     The gas distribution industry has been subject to competitive forces for several years. Gas services provided by Peoples Gas System are now unbundled for all non-residential customers. Because Peoples Gas

System earns margins on distribution of gas, but not on the commodity itself, unbundling has not negatively impacted Peoples Gas System results. However, we cannot predict future structural changes that could adversely affect Peoples Gas System.

OUR GAS AND ELECTRICITY BUSINESSES ARE HIGHLY REGULATED AND ANY CHANGES IN REGULATORY STRUCTURES COULD LOWER REVENUES OR INCREASE COSTS OR COMPETITION.

     Tampa Electric and Peoples Gas System operate in highly regulated industries. Their retail operations, including the prices charged, are regulated by the Florida Public Service Commission, and Tampa Electric's wholesale power sales and transmission services are subject to regulation by the Federal Energy Regulatory Commission (FERC). Changes in regulatory requirements or adverse regulatory actions could have an adverse effect on Tampa Electric's or Peoples Gas System's performance by, for example, increasing competition or costs, threatening investment recovery or impacting rate structure.

     The merchant plants being developed by TECO Power Services will require authorization from FERC for market-based rates. In granting such a request, FERC typically requires a showing that the plant's owners and affiliates lack market power in the relevant generation and transmission markets and in markets for related commerce such as fuel. Obtaining FERC authority for market-based rates would also require a showing by the seller that there is no opportunity for abusive affiliate transactions involving any of TECO Power Services' regulated affiliates. TECO Power Services does not anticipate any material difficulties in obtaining these authorizations, but it cannot guarantee that they will be granted.

     TECO Coal's forecast includes the benefits associated with the generation of Section 29 tax credits related to the production of non-conventional fuels. Future changes in the laws, regulations or administration governing these tax credits could impact TECO Coal's quantity of qualified synfuel production and, accordingly, the amount of available tax credits.

COMMODITY PRICE CHANGES MAY AFFECT THE OPERATING COSTS AND COMPETITIVE POSITIONS OF OUR BUSINESSES.

     Most of our businesses are sensitive to changes in coal, gas, oil and other commodity prices. Any changes could affect the prices these businesses charge, their operating costs and the competitive position of their products and services.

     In the case of Tampa Electric, currently fuel costs used for generation are mostly affected by the cost of coal. Future fuel costs will be impacted by the cost of natural gas as well as coal. Tampa Electric is able to recover the cost of fuel through retail customers' bills, but increases in fuel costs affect electric prices and, therefore, the competitive position of electricity against other energy sources.

     Regarding wholesale sales of electricity, the ability to make sales and margins on power sales are currently affected by the cost of coal to Tampa Electric, particularly as it relates to the cost of gas and oil to other power producers.

     In the case of TECO Power Services, results are impacted by changes in the market price for electricity. The profitability of merchant power plants is heavily dependent on the price for power in the markets they serve. Wholesale power prices are set by the market assuming a cost for the input energy and conversion efficiency, but the fixed costs may not be reflected in the price for spot, or excess power.

     In the case of Peoples Gas System, costs for purchased gas and pipeline capacity are recovered through retail customers' bills, but increases in gas costs affect total retail prices and therefore the competitive position of Peoples Gas System relative to electricity, other forms of energy and other gas suppliers.

     Changes in gas, oil and coal prices directly affect the margins at our unregulated businesses. For example, TECO Coalbed Methane is exposed to commodity price risk through the sale of natural gas. A hypothetical 10% change in any one year in the market price of natural gas would have an estimated earnings impact of $4 million. TECO Coal is exposed to commodity price risk through coal sales. A hypothetical 10% change in the market price of coal in any one year would have an estimated earnings impact of between $15 million and

$20 million. TECO Transport is exposed to commodity price risk through fuel purchases. A hypothetical 10% change in the market price of fuel in any one year would have an estimated earnings impact of $1 million.

     Further, natural gas prices have been increasingly volatile and, accordingly, the earnings from TECO Coalbed Methane are increasingly difficult to predict.

     At TECO Power Services, the price paid for natural gas is expected to pass through to the customer. In those instances where these costs are not passed directly to the customer, the price of gas is expected to be reflected in the price charged to the customer for electricity.

TECO COALBED METHANE'S RESULTS WILL BE INCREASINGLY DEPENDENT UPON GAS PRICES AND GAS PRODUCTION LEVELS.

     The Section 29 tax credit for coalbed methane is set to expire on December 31, 2002. As a result, TECO Coalbed Methane's results will be increasingly affected by gas prices, which are volatile, and affected by its level of production, which is naturally declining. Our forecast assumes that production will decline 8% per year. Actual production levels may be different than those we assumed.

WE MAY BE UNABLE TO TAKE ADVANTAGE OF OUR EXISTING TAX CREDITS.

     We derive a portion of our net income from non-conventional fuels tax credits. Our use of these tax credits is dependent on our generating sufficient taxable income against which to use the credits. These credits could be impacted by or become unavailable due to actions of the Internal Revenue Service or the U.S. Treasury or changes in law, regulation or administration.

WE MAY BE UNABLE TO IDENTIFY APPROPRIATE BUSINESS GROWTH OPPORTUNITIES OR TAKE ADVANTAGE OF THEM IF WE CANNOT FIND APPROPRIATE FINANCING.

     Part of our business strategy is to grow our unregulated businesses. Much of our growth depends on our ability to find attractive acquisition and development opportunities and independent power projects and to obtain the necessary financing for them. Our outlook is based on our expectation that we will be successful in finding and capitalizing on these acquisition and development opportunities and independent power projects, but our efforts may not be successful.

WE MAY BE UNABLE TO SUCCESSFULLY COMPLETE AND FINANCE CURRENT AND FUTURE PROJECTS ON SCHEDULE AND WITHIN BUDGET.

     Tampa Electric and TECO Power Services currently have new power generating facilities under construction. The construction of these facilities, including the four power projects in which TECO Power Services has an interest for which the construction contractor was recently replaced, as well as future construction projects, involves risks of shortages and inconsistent qualities of equipment, material and labor, engineering problems, work stoppages, unanticipated cost increases, and environmental or geological problems. In addition, the development of independent power plants involves considerable risks, including successful siting, permitting, financing and construction, contracting for necessary services, fuel supplies and power sales and performance by project partners. Any of these events could delay a project's construction schedule or increase its costs.

TECO POWER SERVICES' EXISTING AND PLANNED MERCHANT POWER PLANTS ARE IMPACTED BY MARKET CONDITIONS AND TECO POWER SERVICES MAY NOT BE ABLE TO SELL POWER AT PRICES THAT RECOVER ITS INVESTMENTS.

     TECO Power Services is currently operating, developing, constructing and investing in merchant power plants. A merchant power plant sells power based on market conditions at the time of sale, so TECO Power Services cannot predict with certainty:

     - the amount or timing of revenue it may receive from power sales from operating plants;

     - the differential between the cost of operations (in particular, natural gas prices) and merchant power sales revenue; or

     - whether it will recover its initial investment in these plants.

     Our forecast assumes that TECO Power Services will manage these risks by:

     - building in well-established markets that enable TECO Power Services to use established hedging mechanisms;

     - hiring experienced power marketers;

     - entering into negotiated contracts with power purchasers resulting in higher revenues than the spot market for capacity payments and ancillary services for a significant portion of the plant's output;

     - avoiding selling short; and

     - entering into non-energy related sales to offset potential operational risks.

PROBLEMS WITH OPERATIONS COULD CAUSE US TO INCUR SUBSTANTIAL COSTS.

     Each of our subsidiaries is subject to various operational risks, including accidents or equipment breakdown or failure and operations below expected levels of performance or efficiency. As operators of power generation facilities, Tampa Electric and TECO Power Services could incur problems such as the breakdown or failure of power generation equipment, transmission lines, pipelines or other equipment or processes which would result in performance below assumed levels of output or efficiency. Our forecast assumes normal operations and normal maintenance periods for our subsidiaries' facilities.

WE ARE VULNERABLE TO INTEREST RATE CHANGES AND MAY NOT HAVE ACCESS TO CAPITAL AT FAVORABLE RATES, IF AT ALL.

     Changes in interest rates can affect the cost of borrowing for us and our subsidiaries on variable rate debt outstanding, on refinancing of debt maturities and on incremental borrowing to fund new investments. Our forecasts reflect the expectation that we will have access to the equity and capital markets on satisfactory terms to fund commitments, including acquisition and development opportunities and independent power projects.

     We provide short-term liquidity for our non-regulated operating companies primarily through our commercial paper program. Tampa Electric also issues commercial paper. These programs are backed by our bank credit facilities. Our ability to utilize our commercial paper program is dependent upon our maintaining an investment grade rating and would be adversely affected by changes in the commercial paper market or if our bank credit facilities were unavailable. In order to utilize the bank credit facilities, our debt to capital ratio as defined in the credit agreement may not exceed 65% at the end of the applicable quarter.

WE HAVE SIGNIFICANT DEBT LEVELS THAT MAY RESTRICT OUR ABILITY TO FINANCE ADDITIONAL PROJECTS OR PREVENT THE REPAYMENT OF CERTAIN DEBT.

     To support our growth, we have significantly expanded our indebtedness, increased our debt-to-equity ratio and lowered our interest coverage. This increase in debt levels has increased the amount of fixed charges we are obligated to pay. The level of our indebtedness and restrictive covenants contained in existing or future financings could limit our ability to finance the acquisition and development of additional projects.

     We also incur obligations in connection with the operations of our subsidiaries and affiliates, which do not appear on our balance sheet, including in connection with the development of power projects by unconsolidated affiliates. These obligations take the form of guarantees, letters of credit and contractual commitments, as we describe in the sections titled "Off Balance Sheet Financing" and "Liquidity, Capital Resources" of the "Management's Discussion & Analysis of Financial Condition & Results of Operations" section of our periodic reports filed with the SEC, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2001. In addition, our unconsolidated affiliates from time to time incur non-recourse debt to finance their power projects. Although we are not obligated on that debt, our investments in those unconsolidated affiliates and our commitments with respect to their power projects are at risk if the projects are not successfully developed.

     In 2000 and 2001, Moody's Investor Services, Inc., Standard & Poor's Ratings Service and Fitch Investor Services, Inc. lowered the ratings on our debt securities and the debt securities of Tampa Electric. Standard & Poor's further downgraded our debt securities and those of Tampa Electric in April 2002. The outlook assigned by each agency is negative. The ratings actions were attributed to increased debt levels and the changing risk profile associated with the expansion of our independent power development activities, as well as the required capital outlays of Tampa Electric, the uncertainties related to industry restructuring and the additional risks and obligations undertaken by us with respect to various TECO Power Services projects. These downgrades and any future downgrades may affect our ability to borrow and may increase our financing costs, which may decrease our earnings.

     Some of our debt obligations contain financial covenants related to debt-to-capital ratios and interest coverage that could prevent the repayment of subordinated debt and the payment of dividends if those payments would cause a violation of the covenants. Further, some of our subsidiaries have indebtedness containing restrictive covenants which, if violated, could prevent them from making cash distributions to us. As a holding company, we are dependent on cash flow from our subsidiaries.

THE INTERNATIONAL PROJECTS AND OPERATIONS OF TECO POWER SERVICES AND TECO OCEAN SHIPPING ARE SUBJECT TO RISKS THAT COULD RESULT IN LOSSES OR INCREASED COSTS.

     TECO Power Services is involved in several international projects. These projects involve numerous risks that are not present in domestic projects, including expropriation, political instability, currency exchange rate fluctuations, repatriation restrictions, and regulatory and legal uncertainties. Our forecast assumes that TECO Power Services will manage these risks through a variety of risk mitigation measures, including specific contractual provisions, teaming with strong international and local partners, obtaining non-recourse financing and obtaining political risk insurance where appropriate.

     TECO Ocean Shipping is exposed to operational risks in international ports, primarily in the form of its need to obtain suitable labor and equipment to safely discharge its cargoes in a timely manner. Our forecast assumes that TECO Ocean Shipping will manage these risks through a variety of risk mitigation measures, including retaining agents with local knowledge and experience in successfully discharging cargoes and vessels similar to those used.

CHANGES IN THE ENVIRONMENTAL LAWS AND REGULATIONS TO WHICH OUR REGULATED BUSINESSES ARE SUBJECT COULD INCREASE OUR COSTS OR CURTAIL OUR ACTIVITIES.

     Our businesses are subject to regulation by various governmental authorities dealing with air, water and other environmental matters. Changes in compliance requirements or the interpretation by governmental authorities of existing requirements may impose additional costs on us or result in the curtailment of some of our businesses' activities.

                                USE OF PROCEEDS

     Our net proceeds from the sale of the 13,500,000 shares of our common stock in this offering (after deducting underwriting discounts and commissions and estimated offering expenses) will be approximately $300.9 million ($346.1 million if the underwriters' over-allotment option in this offering is exercised in full). We expect to use the net proceeds from this offering to repay short-term indebtedness of TECO Finance, Inc., our finance subsidiary, and for general corporate purposes. Pending such uses, we will invest the net proceeds in short-term, interest-bearing, investment grade securities or obligations of, or guaranteed by, the United States or its agencies. At May 30, 2002, we had no short-term indebtedness outstanding and TECO Finance had $246.2 million in short-term indebtedness outstanding with various remaining terms until maturity of 29 days or less and with fixed interest rates ranging from 1.95% to 2.1%. We guarantee the indebtedness of TECO Finance.

                                 CAPITALIZATION

     The following table summarizes:

     - the historical capitalization of TECO Energy and its subsidiaries at March 31, 2002 (as shown in the first column below);

     - the capitalization on a pro forma basis reflecting the issuance on May 13, 2002 of $300 million of 6.125% Notes due 2007 and $400 million of 7.000% Notes due 2012 (as shown in the second column below); and

     - the capitalization on a pro forma basis reflecting the issuance of the notes described above and as adjusted to reflect the issuance and sale of 13,500,000 shares of common stock (assuming no exercise of the underwriters' over-allotment option) contemplated by this prospectus supplement based on an offering price of $23.00 and our application of the net proceeds in the manner described in "Use of Proceeds" (as shown in the third column below).

                                                                   MARCH 31, 2002
                                                         ----------------------------------
                                                          ACTUAL                 PRO FORMA
                                                         AMOUNTS    PRO FORMA   AS ADJUSTED
                                                         --------   ---------   -----------
                                                                  ($ IN MILLIONS)
Cash and cash equivalents..............................  $   82.8   $   76.7        291.2
                                                         ========   ========     ========
Short-term debt........................................     545.3      245.3        158.9
Long-term debt due within one year.....................     813.7      413.7        413.7
Long-term debt, less amount due within one year........   1,808.3    2,508.3      2,508.3
Redeemable preferred securities........................     200.0      200.0        200.0
Mandatorily convertible preferred securities...........     449.1      449.1        449.1
Common shareholders equity excluding the effects of
  unearned compensation................................   2,007.4    2,007.4      2,308.3
                                                         --------   --------     --------
          Total capitalization.........................  $5,823.8   $5,823.8      6,038.3
                                                         ========   ========     ========

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The table below presents selected historical consolidated income statement data, cash flow information and balance sheet data of TECO Energy and its subsidiaries. We derived this information from the audited financial statements for the years ended December 31, 1997 through December 31, 2001 and our unaudited financial statements for the quarters ended March 31, 2001 and March 31, 2002. This information is only a summary. You should read it in connection with our historical financial statements and related notes and the "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are incorporated by reference in this document. See "Where You Can Find More Information" on page 15 of the accompanying prospectus.

                                            THREE MONTHS
                                          ENDED MARCH 31,                  YEAR ENDED DECEMBER 31,
                                          ----------------   ----------------------------------------------------
                                           2002      2001      2001       2000       1999       1998       1997
                                          ------    ------   --------   --------   --------   --------   --------
                                                         ($ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA(1)
Operating revenues......................  $740.3    $671.2   $2,648.6   $2,294.6   $1,978.3   $1,950.7   $1,858.0
Operating income........................    92.0     109.5      422.5      413.1      418.9      396.4      409.9
Net income from continuing operations
  (excluding non-recurring charges).....    75.4      69.7      303.7      250.9      220.5      223.8      216.8
Earnings per share (basic) from
  continuing operations (excluding
  non-recurring charges)................  $ 0.54    $ 0.54   $   2.26   $   1.99   $   1.68   $   1.70   $   1.66
Dividends paid per share................  $0.345    $0.335   $  1.370   $  1.330   $  1.285   $  1.225   $  1.165
CASH FLOW INFORMATION
EBITDA(2)...............................  $171.9    $179.0   $  720.5   $  681.3   $  651.1   $  629.4   $  649.6
Cash interest, net of amounts
  capitalized...........................    40.1      41.2      178.1      166.9      116.9       99.3      115.5
Cash flow from investing:
    Capital expenditures................   316.7     200.7      965.9      688.4      426.1      296.1      212.6
    Other capital investments...........   202.8      95.6      140.1      361.4       78.8       94.8       (2.2)
                                          ------    ------   --------   --------   --------   --------   --------
    Total...............................   519.5     296.3    1,106.0    1,049.8      504.9      390.9      210.4
Cash flow from financing................   290.3     119.7      613.5      665.6      204.2      (98.2)    (145.7)
Cash flow from operations...............   203.6     135.2      502.7      386.3      379.3      495.4      350.8

                                         AS OF MARCH 31,                       AS OF DECEMBER 31,
                                       --------------------   ----------------------------------------------------
                                         2002        2001       2001       2000       1999       1998       1997
                                       --------    --------   --------   --------   --------   --------   --------
                                                                     ($ IN MILLIONS)
BALANCE SHEET DATA
Total assets.........................  $7,215.0    $5,895.7   $6,722.1   $5,734.3   $4,690.1   $4,179.3   $3,960.4
Capitalization:
  Short-term debt....................     545.3     1,150.3      638.9    1,208.9      813.7      319.0      447.5
  Long-term debt due within one
    year.............................     813.7       226.8      788.8      237.3      155.8       36.0       12.7
  Long-term debt, less amount due
    within one year..................   1,808.3     1,373.7    1,842.5    1,374.6    1,207.8    1,279.6    1,080.2
  Redeemable preferred securities....     200.0       200.0      200.0      200.0         --         --         --
  Mandatorily convertible preferred
    securities.......................     449.1          --         --         --         --         --         --
  Common shareholders equity
    excluding the effects of unearned
    compensation.....................   2,007.4     1,824.3    2,015.9    1,559.5    1,472.5    1,569.2    1,512.2
Total capitalization.................   5,823.8     4,775.1    5,486.1    4,580.3    3,649.8    3,203.8    3,052.6

---------------
(1) As described in Note P to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, we adopted FAS 142, Goodwill and Other Intangible Assets, as of January 1, 2002. Our adoption of FAS 142 resulted in the elimination of the amortization of goodwill for periods beginning January 1, footnotes continued on following page

    2002. The following table identifies goodwill amortized in prior periods and the estimated impact on our reported net income and earnings per share had amortization of goodwill been excluded from results for those earlier periods.

                                               THREE MONTHS
                                              ENDED MARCH 31,   YEAR ENDED DECEMBER 31,
                                              ---------------   ------------------------
                                               2002     2001     2001     2000     1999
                                              ------   ------   ------   ------   ------
                                              ($ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Net Income:
  As reported..............................   $75.4    $69.7    $303.7   $250.9   $186.1
  Add: Goodwill amortized, net of income
     tax...................................     0.0      0.7       3.7      2.4      0.4
                                              -----    -----    ------   ------   ------
  Adjusted net income......................   $75.4    $70.4    $307.4   $253.3   $186.5
                                              =====    =====    ======   ======   ======
Earnings per share:
  Basic--
  As reported..............................   $0.54    $0.54    $ 2.26   $ 1.99   $ 1.42
  Add: Goodwill amortized, net of income
     tax...................................    0.00     0.01      0.03     0.02     0.00
                                              -----    -----    ------   ------   ------
  Adjusted basic earnings per share........   $0.54    $0.55    $ 2.29   $ 2.01   $ 1.42
                                              =====    =====    ======   ======   ======
  Diluted--
  As reported..............................   $0.54    $0.53    $ 2.24   $ 1.97   $ 1.42
  Add: Goodwill amortized, net of income
     tax...................................    0.00     0.00      0.03     0.02     0.00
                                              -----    -----    ------   ------   ------
  Adjusted diluted earnings per share......   $0.54    $0.53    $ 2.27   $ 1.99   $ 1.42
                                              =====    =====    ======   ======   ======

(2) EBITDA is defined as operating income before depreciation and amortization (excludes other income and income taxes). EBITDA is not a measure of performance under GAAP. While EBITDA should not be considered as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity, management understands that EBITDA is customarily used as a measure in evaluating companies.

                           DIVIDENDS AND PRICE RANGE

     The table below sets forth, for the periods indicated, the high and low sale prices of our common stock on The New York Stock Exchange.

YEAR                                                           HIGH     LOW
----                                                          ------   ------
1997........................................................  $28.19   $22.75
1998........................................................   30.62    24.75
1999........................................................   28.00    18.37
2000........................................................   33.19    17.25
2001........................................................   32.97    24.75
2002 (through June 4).......................................   29.05    23.40

BY QUARTERS                                                    HIGH      LOW
-----------                                                   -------   ------
2000  First Quarter.........................................  $20.62    $17.25
      Second Quarter........................................   23.12     19.19
      Third Quarter.........................................   28.75     20.19
      Fourth Quarter........................................   33.19     26.56
2001  First Quarter.........................................  $32.13    $26.10
      Second Quarter........................................   32.97     28.78
      Third Quarter.........................................   31.65     25.53
      Fourth Quarter........................................   28.30     24.75
2002  First Quarter.........................................  $28.94    $23.40
      Second Quarter (through June 4).......................   29.05     23.42

     The last sale price of the common stock on June 4, 2002, as reported on The New York Stock Exchange, was $23.42 per share. As of April 30, 2002, we had approximately 140,413,047 shares of common stock outstanding and 22,975 holders of record.

     The following table sets forth the dividends paid from 1998 through the second quarter of 2002. Future dividends will be declared and paid at the discretion of the Board of Directors and will depend on our future earnings, financial condition and other factors.

                                                              COMMON DIVIDENDS
YEAR                                                             PER SHARE
----                                                          ----------------
1997........................................................       $1.165
1998........................................................        1.225
1999........................................................        1.285
2000........................................................        1.330
2001........................................................        1.370
2002 (through June 4).......................................        0.700

                                                              COMMON DIVIDENDS
BY QUARTERS                                                      PER SHARE
-----------                                                   ----------------
2000  First Quarter.........................................       $0.325
      Second Quarter........................................        0.335
      Third Quarter.........................................        0.335
      Fourth Quarter........................................        0.335
2001  First Quarter.........................................       $0.335
      Second Quarter........................................        0.345
      Third Quarter.........................................        0.345
      Fourth Quarter........................................        0.345
2002  First Quarter.........................................       $0.345
      Second Quarter (through June 4).......................        0.355

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated June 4, 2002, we have agreed to sell to the underwriters named below, for whom UBS Warburg LLC and Credit Suisse First Boston Corporation are acting as representatives, the following respective numbers of shares of common stock:

                                                              NUMBER OF
UNDERWRITER                                                     SHARES
-----------                                                   ----------
UBS Warburg LLC.............................................   4,387,500
Credit Suisse First Boston Corporation......................   4,387,500
Salomon Smith Barney Inc. ..................................   2,295,000
CIBC World Markets Corp. ...................................   1,350,000
Robert W. Baird & Co. Incorporated..........................     675,000
Edward D. Jones & Co., L.P. ................................     405,000
                                                              ----------
          Total.............................................  13,500,000
                                                              ==========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 2,025,000 additional shares at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a concession of $0.41 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

     The following table summarizes the compensation and estimated expenses we will pay.

                                                       PER SHARE                           TOTAL
                                            -------------------------------   -------------------------------
                                               WITHOUT            WITH           WITHOUT            WITH
                                            OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                            --------------   --------------   --------------   --------------
Underwriting Discounts and Commissions
  paid by us..............................      $0.690           $0.690         $9,315,000      $10,712,250
Expenses payable by us....................      $0.022           $0.019         $  300,000      $   300,000

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 90 days after the date of this prospectus supplement, except issuances of equity-based awards pursuant to our director or employee incentive plans, issuances pursuant to the exercise of outstanding stock options and issuances under our Dividend Reinvestment and Common Stock Purchase Plan.

     Our executive officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 90 days after the date of this prospectus. The underwriters have agreed that following the initial distribution of the offered common stock, the executive officers and directors may sell an aggregate of 400,000 shares of common stock.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

     The shares of common stock have been approved for listing on The New York Stock Exchange, subject to official notice of issuance.

     In the ordinary course of business, certain of the underwriters and their affiliates have provided and continue to provide financial advisory, investment banking and general financing and banking services for us and our affiliates for customary fees.

     In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares which they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     A prospectus and prospectus supplement in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

     - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

     - where required by law, that the purchaser is purchasing as principal and not as agent, and

     - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION -- ONTARIO PURCHASERS ONLY

     Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

ENFORCEMENT OF LEGAL RIGHTS

     All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     Palmer & Dodge LLP, Boston, Massachusetts will pass upon the validity of the securities offered hereby. Certain matters will be passed upon for the underwriters by Ropes & Gray, Boston, Massachusetts.

                               TECO ENERGY, INC.

                DEBT SECURITIES, PREFERRED STOCK, COMMON STOCK,
          STOCK PURCHASE CONTRACTS, STOCK PURCHASE UNITS AND WARRANTS

                            ------------------------

     We plan to offer to the public from time to time:

     - debt securities consisting of debentures, notes or other evidences of indebtedness,

     - preferred stock,

     - common stock,

     - stock purchase contracts,

     - stock purchase units, and

     - warrants or other rights to purchase common stock, preferred stock or debt securities.

     Our common stock trades on the New York Stock Exchange under the symbol
"TE".

     This prospectus provides you with a general description of the securities we may offer. We may offer the securities as separate series, in amounts, prices and on terms determined at the time of the sale. When we offer securities, we will provide a prospectus supplement or a term sheet describing the terms of the specific issue, including the offering price of the securities. YOU SHOULD READ BOTH THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT OR TERM SHEET, TOGETHER WITH THE ADDITIONAL INFORMATION DESCRIBED UNDER THE HEADING "WHERE YOU CAN FIND MORE INFORMATION" BEGINNING ON PAGE 15 OF THIS PROSPECTUS, BEFORE YOU MAKE YOUR INVESTMENT DECISION.

     We will sell the securities to underwriters or dealers, through agents, or directly to investors.

                            ------------------------

     NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THIS PROSPECTUS MAY NOT BE USED TO SELL SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

                            ------------------------

                   The date of this prospectus is May 6, 2002

         TECO Energy, Inc.  -  702 North Franklin Street  -  Tampa, Florida
                            33602  -  (813) 228-4111

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About This Prospectus.......................................    1
Risk Factors................................................    1
Forward-Looking Statements..................................    1
TECO Energy.................................................    2
Ratios of Earnings To Fixed Charges and Preferred Stock
  Dividends.................................................    2
Description of Debt Securities..............................    3
Description of Preferred Stock..............................    8
Description of Common Stock.................................    9
Anti-Takeover Effects of Our Articles of Incorporation and
  Bylaws, Florida Law and Our Rights Plan...................   10
Description of Stock Purchase Contracts and Stock Purchase
  Units.....................................................   11
Description of Warrants and Other Purchase Rights...........   11
Use of Proceeds.............................................   13
Plan of Distribution........................................   13
Legal Matters...............................................   14
Experts.....................................................   14
Where You Can Find More Information.........................   15

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. The registration statement registered both the securities described in this prospectus as well as other securities issuable by us, TECO Capital Trust III and TECO Funding Company III, LLC. Under the shelf process, we, TECO Capital Trust III, and TECO Funding Company III, LLC may, from time to time, issue and sell to the public any combination of the securities described in the registration statement in one or more offerings up to a total dollar amount of $1,368,906,250.

                                  RISK FACTORS

     In deciding whether to purchase our securities, in addition to the other information contained in this prospectus, you should consider carefully any risk factors we may include, if appropriate, in the applicable prospectus supplement or term sheet. You should also consider the "Investment Considerations" included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, which is incorporated by reference in this prospectus, as the same may be amended, supplemented or superseded from time to time by our future filings under the Securities Exchange Act of 1934.

                           FORWARD-LOOKING STATEMENTS

     This prospectus, any prospectus supplement or term sheet, and the documents we have incorporated by reference may contain forward-looking statements. Such statements relate to future events or our future financial performance. We use words such as "anticipate," "believe," "expect," "intend," "may," "project," "will" or other similar words to identify forward-looking statements.

     Without limiting the foregoing, any statements relating to our

     - anticipated capital expenditures;

     - future cash flows and borrowings;

     - potential future merger opportunities; and

     - sources of funding

are forward-looking statements. These forward-looking statements are based on numerous assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks and actual results may differ materially from those discussed in these statements.

     Among the factors that could cause actual results to differ materially are:

     - general economic conditions, particularly those affecting energy sales in our service area;

     - variations in weather conditions affecting energy sales and operating costs;

     - potential competitive changes in the electric and gas industries, particularly in the area of retail competition;

     - federal and state regulatory initiatives that increase competition or costs, threaten investment recovery, or impact rate structure;

     - commodity price changes, including the price of energy affecting our merchant plants;

     - any adverse changes in nonconventional fuel tax credit laws, regulations or administration, or in our ability to generate sufficient taxable income to utilize those credits;

     - a greater decline in gas production levels at TECO Coalbed Methane than are currently projected;

     - our ability to find and successfully implement attractive investments in unregulated businesses;

     - our ability to successfully develop, construct, finance and operate our projects on schedule and within budget;

     - any costs incurred if we must replace NEPCO, an Enron subsidiary, as the construction contractor on our TECO Power Services merchant power projects;

     - the degree to which we are able to successfully develop and operate our diversified businesses, particularly our merchant power plants which have no guaranteed rate of return;

     - interest rates and other factors that could impact our ability to obtain access to sufficient capital on satisfactory terms;

     - restrictive covenants in or changes to the credit ratings on our current or future debt that could increase our financing costs or affect our ability to borrow, make payments on subordinated debt or pay dividends;

     - changes in environmental regulation that may impose additional costs or curtail some of our activities; and

     - adverse economic or political developments in the foreign countries in which our shipping business or TECO Power Services have operations.

     When considering forward-looking statements, you should keep in mind the cautionary statements in this prospectus, any prospectus supplement or term sheet and the documents incorporated by reference, including the Investment Considerations included in our filings with the SEC.

                                  TECO ENERGY

     We are an electric and gas utility holding company, exempt from registration under the Public Utility Holding Company Act of 1935, with important unregulated activities. We have a balance of regulated utility companies in the growing Florida market and profitable unregulated companies. Our unregulated businesses include independent power generation and distribution, marine transportation, coal mining, coalbed methane gas production, the marketing of natural gas, energy and engineering services and, indirectly, the sale of propane gas. You can find a more complete description of our business and recent activities in the documents listed under "WHERE YOU CAN FIND MORE INFORMATION." The address of our principal executive office is 702 North Franklin Street, Tampa, Florida 33602, and the telephone number is (813) 228-4111.

       RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods shown. If any series of debt or preferred stock securities should be used to repay our outstanding debt or retire other securities, we will present a pro forma ratio in the applicable prospectus supplement or term sheet if the change in a ratio would be ten percent or greater.

                                                                            YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------------------
                                                                2001       2000       1999       1998       1997
                                                              --------   --------   --------   --------   --------
Ratio of Earnings to Fixed Charges..........................   2.60x      2.51x     3.22x(1)   3.64x(2)   3.74x(3)
Ratio of Earnings to Fixed Charges and Preferred Stock
  Dividends.................................................   2.60x      2.51x     3.22x(1)   3.64x(2)   3.74x(3)

---------------
For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes, income or loss from equity investees and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements.

(1) Includes the effect of other non-recurring pretax items totaling $21.0 million recorded at Tampa Electric Company, TECO Investments, Inc. and TECO Energy. The effect of these items was to reduce the ratio of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.58x for the year ended December 31, 1999.

(2) Includes the effect of other non-operating pretax items totaling $30.5 million associated with write-offs at TECO Coal Corporation and Tampa Electric, and $0.6 million pretax of merger-related costs. The effect of these items was to reduce the ratio of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.93x for the year ended December 31, 1998.

(3) Includes a $2.6-million pretax charge for all transactions associated with the mergers completed in June 1997. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.76x for the year ended December 31, 1997.

                         DESCRIPTION OF DEBT SECURITIES

     The debt securities will be unsecured and, unless indicated otherwise in the applicable prospectus supplement or term sheet, will rank on parity with all our other unsecured and unsubordinated indebtedness. We will issue debt securities in one or more series under an indenture dated as of August 17, 1998 between us and The Bank of New York, as trustee. We filed the indenture as an exhibit to the registration statement on Form S-3 dated August 24, 1998. The following description of the terms of the debt securities summarizes only the material terms of the debt securities. The description is not complete, and we refer you to the indenture, which we incorporate by reference.

GENERAL

     The indenture does not limit the aggregate principal amount of the debt securities or of any particular series of debt securities that we may issue under it. We are not required to issue debt securities of any series at the same time nor must the debt securities within any series bear interest at the same rate or mature on the same date.

     Each time that we issue a new series of debt securities, the prospectus supplement or term sheet relating to that new series will describe the particular amount, price and other terms of those debt securities. These terms may include:

     - the title of the debt securities;

     - any limit on the total principal amount of the debt securities;

     - the date or dates on which the principal of the debt securities will be payable or the method by which such date or dates will be determined;

     - the rate or rates at which the debt securities will bear interest, if any, or the method by which such rate or rates will be determined, and the date or dates from which any such interest will accrue;

     - the date or dates on which any such interest will be payable and the record dates, if any, for any such interest payments;

     - if applicable, whether we may extend the interest payment periods and, if so, the permitted duration of any such extensions;

     - the place or places where the principal of and interest on the debt securities will be payable;

     - any obligation we may have to redeem or purchase the debt securities pursuant to any sinking fund, purchase fund or analogous provision or at the option of the holder and the terms and conditions on which the debt securities may be redeemed or purchased pursuant to an obligation;

     - the denominations in which we will issue the debt securities, if other than denominations of $1,000;

     - the terms and conditions, if any, on which we may redeem the debt securities;

     - the currency, currencies or currency units in which we will pay the principal of and any premium and interest on the debt securities, if other than U.S. dollars, and the manner of determining the equivalent in U.S. dollars;

     - whether we will issue any debt securities in whole or in part in the form of one or more global securities and, if so, the identity of the depositary for the global security and any provisions regarding the transfer, exchange or legending of any such global security if different from those described below under the caption "Global Securities";

     - any addition to, change in or deletion from the events of default or covenants described in this prospectus with respect to the debt securities and any change in the right of the trustee or the holders to declare the principal amount of the debt securities due and payable;

     - any index or formula used to determine the amount of principal of or any premium or interest on the debt securities and the manner of determining any such amounts;

     - any terms relating to the conversion of the debt security into our common stock, preferred stock or other security issuable by us;

     - any subordination of the debt securities to any of our other indebtedness; and

     - other material terms of the debt securities.

     Unless the prospectus supplement or term sheet relating to the issuance of a series of debt securities indicates otherwise, the debt securities will have the following characteristics:

     We will issue debt securities only in fully registered form, without coupons and, generally, in denominations of $1,000 or multiples of $1,000. We will not charge a service fee for the registration, transfer or exchange of debt securities, but we may require a payment sufficient to cover any tax or other governmental charge payable in connection with registration, transfer or exchange.

     The principal of, and any premium and interest on, any debt securities will be payable at the corporate trust office of The Bank of New York in New York, New York. Debt securities will be exchangeable and transfers thereof will be registrable at this corporate trust office. Payment of any interest due on any debt security will be made to the person in whose name the debt security is registered at the close of business on the regular record date for interest.

     We will have the right to redeem the debt securities only upon written notice mailed between 30 and 60 days prior to the redemption date.

     If we plan to redeem the debt securities, before the redemption occurs, we are not required to:

     - issue, register the transfer of, or exchange any debt security of that series during the period beginning 15 days before we mail the notice of redemption and ending on the day we mail the notice; or

     - after we mail the notice of redemption, register the transfer of or exchange any debt security selected for redemption, except, if we are only redeeming a part of a debt security, we are required to register the transfer of or exchange the unredeemed portion of the debt security if the holder so requests.

     We may offer and sell debt securities at a substantial discount below their principal amount. We will describe any applicable special federal income tax and other considerations, if any, in the relevant prospectus supplement or term sheet. We may also describe certain special federal income tax or other considerations, if any, applicable to any debt securities that are denominated in a currency or currency unit other than U.S. dollars in the relevant prospectus supplement or term sheet.

     The debt securities do not provide special protection in the event we are involved in a highly leveraged transaction.

     The debt securities are obligations exclusively of TECO Energy, Inc., which, as a holding company, has no material assets other than its ownership of the common stock of its subsidiaries, including Tampa Electric Company. We will rely entirely upon distributions from our subsidiaries to meet the payment obligations under the debt securities. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due under the debt securities or otherwise to make any funds available to us including the payment of dividends or other distributions or the extension of loans or advances. Furthermore, the ability of our subsidiaries to make any payments to us would be dependent upon the terms of any credit facilities of the subsidiaries and upon the subsidiaries' earnings, which are subject to various business risks. In a bankruptcy or insolvency proceeding, claims of holders of the debt securities would be satisfied solely from our equity interests in our subsidiaries remaining after the satisfaction of claims of creditors of the subsidiaries. Accordingly, the debt securities are effectively subordinated to existing and future liabilities of our subsidiaries to their respective creditors.

GLOBAL SECURITIES

     If we decide to issue debt securities in the form of one or more global securities, then we will register the global securities in the name of the depositary for the global securities or the nominee of the depositary and the global securities will be delivered by the trustee to the depositary for credit to the accounts of the holders of beneficial interests in the debt securities.

     The prospectus supplement or term sheet will describe the specific terms of the depositary arrangement for debt securities of a series that are issued in global form. None of our company, the trustee, any payment agent or the security registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to these beneficial ownership interests.

CONSOLIDATION, MERGER, ETC.

     We will not consolidate or merge with or into any other corporation or other organization, or sell, convey or transfer all or substantially all of our assets to any individual or organization, unless:

     - the successor is an individual or organization organized under the laws of the United States or any state thereof or the District of Columbia or, upon the effectiveness of the currently proposed amendment to the indenture, under the laws of a foreign jurisdiction and such successor consents to the jurisdiction of the courts of the United States or any state thereof;

     - the successor or transferee expressly assumes our obligations under the indenture; and

     - the consolidation, merger, sale or transfer does not cause the occurrence of a default under the indenture.

     Upon the assumption by the successor of our obligations under the indenture and the debt securities issued thereunder, and the satisfaction of any other conditions required by the indenture, the successor will succeed to and be substituted for us under the indenture.

MODIFICATION OF THE INDENTURE

     The indenture provides that we or the trustee may modify or amend its terms with the consent of (i) the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of each affected series and
(ii) 66 2/3% in aggregate principal amount of the outstanding debt securities of all affected series. However, without the consent of each holder of all of the outstanding debt securities affected by that modification, we may not:

     - change the date stated on the debt security on which any payment of principal or interest is stated to be due;

     - reduce the principal amount or any premium or interest on, any debt security, including in the case of a discounted debt security, the amount payable upon acceleration of the maturity thereof;

     - change the place of payment or currency of payment of principal of, or premium, if any, or interest on, any debt security;

     - impair the right to institute suit for the enforcement of any payment on or with respect to any debt security after the stated maturity (or, in the case of redemption, on or after the redemption date); or

     - reduce the percentage in principal amount of outstanding debt securities of any series, the consent of the holders of which is required for modification or amendment of the indenture, for waiver of compliance with some provisions of the indenture or for waiver of some defaults.

     Under limited circumstances and only upon the fulfillment of conditions, we and the trustee may make modifications and amendments of the indenture without the consent of any holders of the debt securities.

     The holders of not less than a majority in aggregate principal amount of the outstanding debt securities of any series may waive any past default under the indenture with respect to that series except:

     - a default in the payment of principal of, or any premium or interest on, any debt security of that series;

     - in respect of a covenant or provision under the indenture which cannot be modified or amended without the consent of the holder of each outstanding debt security of the affected series.

EVENTS OF DEFAULT

     An event of default with respect to debt securities of any series issued under the indenture is any one of the following events (unless inapplicable to the particular series, specifically modified or deleted as a term of such series or otherwise modified or deleted in an indenture supplemental to the indenture):

     - we fail to pay any interest on any debt security of that series when due, and such failure has continued for 30 days;

     - we fail to pay principal of or premium, if any, on any debt security of that series when due;

     - we fail to deposit any sinking fund payment in respect of any debt security of that series when due, and such failure has continued for 30 days;

     - we fail to perform any other covenant in the indenture (other than a covenant included in the indenture solely for the benefit of a series of debt securities other than that series), and such failure has continued for 90 days after we receive written notice as provided in the indenture;

     - events of bankruptcy, insolvency or reorganization; and

     - any other event defined as an event of default with respect to debt securities of a particular series.

     If an event of default with respect to any series of debt securities occurs and is continuing, the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of that series may declare the principal amount (or, if any debt securities of that series are discounted debt securities, a portion of the principal amount that the terms of the series may specify) of all debt securities of that series to be immediately due and payable. Under some circumstances, the holders of a majority in principal amount of the outstanding debt securities of that series may rescind and annul that declaration and its consequences. The prospectus supplement or term sheet relating to any series of debt securities which are discounted debt securities will specify the particular provisions relating to acceleration of a portion of the principal amount of the discounted debt securities upon the occurrence of an event of default and the continuation of the event of default.

     Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default occurs and is continuing, the trustee is not obligated to exercise any of its rights or powers under the indenture at the request or direction of any of the holders unless the holders have offered to the trustee reasonable security or indemnity. Subject to such provisions for security and indemnification of the trustee and other rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series have the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

     The holder of any debt security will have an absolute and unconditional right to receive payment of the principal of and any premium and, subject to limitations specified in the indenture, interest on such debt security on its stated maturity date (or, in the case of redemption, on the redemption date) and to institute suit for the enforcement of any of these payments.

     We must furnish to the trustee an annual statement that to the best of our knowledge we are not in default in the performance and observance of any terms, provisions or conditions of the indenture or, if there has been such a default, specifying each default and its status.

SATISFACTION AND DISCHARGE OF THE INDENTURE

     We will have satisfied and discharged the indenture and it will cease to be in effect (except as to our obligations to compensate, reimburse and indemnify the trustee pursuant to the indenture and some other obligations) when we deposit or cause to be deposited with the trustee, in trust, an amount sufficient to pay and discharge the entire indebtedness on the debt securities not previously delivered to the trustee for cancellation, for the principal (and premium, if any) and interest to the date of the deposit (or to the stated maturity date or earlier redemption date for debt securities that have been called for redemption).

DEFEASANCE OF DEBT SECURITIES

     Unless otherwise provided in the prospectus supplement or term sheet for a series of debt securities, we may cause ourself (subject to the terms of the indenture) to be discharged from any and all obligations with respect to any debt securities or series of debt securities (except for certain obligations to register the transfer or exchange of such debt securities, to replace such debt securities if stolen, lost or mutilated, to maintain paying agencies and to hold money for payment in trust) on and after the date the conditions set forth in the indenture are satisfied. Such conditions include the deposit with the trustee, in trust for such purpose, of money and/or U.S. government obligations, which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and any premium and interest on such debt securities on the stated maturity date of such payments or upon redemption, as the case may be, in accordance with the terms of the indenture and such debt securities.

     Under current Federal income tax law, the defeasance of the debt securities would be treated as a taxable exchange of the relevant debt securities in which holders of debt securities would recognize gain or loss. In addition, thereafter, the amount, timing and character of amounts that holders would be required to include in income might be different from that which would be includable in the absence of such defeasance. Prospective investors are urged to consult their own tax advisors as to the specific consequences of a defeasance, including the applicability and effect of tax laws other than the Federal income tax law.

THE TRUSTEE

     The trustee is The Bank of New York, which maintains banking relationships with us in the ordinary course of business and serves as trustee under other indentures with us and some of our affiliates.

GOVERNING LAW

     The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

                         DESCRIPTION OF PREFERRED STOCK

     We currently have authorized 10,000,000 shares of undesignated preferred stock, $1.00 par value per share, none of which were issued and outstanding as of the date of this prospectus. Under Florida law and our charter, our board is authorized to issue shares of preferred stock from time to time in one or more series without shareholder approval.

     Subject to limitations prescribed by Florida law and our charter and by-laws, our board can determine the number of shares constituting each series of preferred stock and the designation, preferences, voting powers, qualifications, and special or relative rights or privileges of that series. These may include provisions as may be desired concerning voting, redemption, dividends, dissolution, or the distribution of assets, conversion or exchange, and other subjects or matters as may be fixed by resolution of the board or an authorized committee of the board.

     Our board is authorized to determine the voting rights of any series of preferred stock, subject to the following restrictions in our charter:

     - holders of shares of our preferred stock are not entitled to more than the lesser of (i) one vote per $100 of liquidation value and (ii) one vote per share, when voting as a class with the holders of shares of our common stock; and

     - holders of shares of our preferred stock are not entitled to vote on any matter separately as a class, other than (i) as required by Florida law, or (ii) as specified in the terms of the preferred stock, if the matter to be voted upon would affect the powers, preferences or special rights of the series or with respect to the election of directors in the event of our failure to pay dividends on the series.

     If we offer a specific series of preferred stock under this prospectus, we will describe the terms of the preferred stock in the prospectus supplement for such offering and will file a copy of the charter amendment establishing the terms of the preferred stock with the SEC. This description will include:

     - the title and stated value;

     - the number of shares offered, the liquidation preference per share and the purchase price;

     - the dividend rate(s), period(s) and/or payment date(s), or method(s) of calculation for dividends;

     - whether dividends will be cumulative, partially cumulative or non-cumulative and, if cumulative or partially cumulative, the date from which the dividends will accumulate;

     - the procedures for any auction or remarketing, if any;

     - the provisions for a sinking fund, if any;

     - the provisions for redemption, if applicable;

     - any listing of the preferred stock on any securities exchange or market;

     - whether the preferred stock will be convertible into any series of our common stock, and, if applicable, the conversion price (or how it will be calculated) and exchange period;

     - voting rights, if any, of the preferred stock;

     - whether interests in the preferred stock will be represented by depositary shares;

     - a discussion of any material and/or special U.S. federal income tax considerations applicable to the preferred stock;

     - the relative ranking and preferences of the preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;

     - any limitations on issuance of any class or series of preferred stock ranking senior to or on parity with the series of preferred stock as to dividend rights and rights upon our liquidation, dissolution or winding up;

     - any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

     The preferred stock offered by this prospectus will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

     Unless we specify otherwise in the applicable prospectus supplement, the preferred stock will, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, rank as follows:

     - senior to all classes or series of our common stock, and to all equity securities issued by us, the terms of which specifically provide that they rank junior to the preferred stock with respect to those rights;

     - on a parity with all equity securities we issue that do not rank senior or junior to the preferred stock with respect to those rights; and

     - junior to all equity securities we issue, the terms of which do not specifically provide that they rank on a parity with or junior to the preferred stock with respect to these rights.

     As used for these purposes, the term "equity securities" does not include convertible debt securities.

                          DESCRIPTION OF COMMON STOCK

     Our authorized common stock consists of 400,000,000 shares, $1.00 par value per share. At April 1, 2002, there were 139,831,589 shares of common stock issued and outstanding. The approximate number of shareholders of record of our common stock as of April 1, 2002 was 23,053.

     Each share of our common stock is entitled to one vote on all matters requiring a vote of shareholders and, subject to the rights of the holders of any outstanding shares of preferred stock, are entitled to receive any dividends, in cash, securities or property, as our board may declare. We may not pay cash dividends on our common stock at any time when we have deferred interest payments on our 8.50% Junior Subordinated Notes Due 2041 issued in connection with the issuance of the 8.50% Trust Preferred Securities of TECO Capital Trust I or our 5.11% Junior Subordinated Notes Due January 15, 2007 issued in connection with the issuance of the 5.11% Trust Preferred Securities of TECO Capital Trust II issued as part of our 9.50% Equity Security Units.

     In the event of our liquidation, dissolution or winding up, either voluntary or involuntary, subject to the rights of the holders of any outstanding shares of preferred stock, holders of common stock are entitled to share pro-rata in all of our remaining assets available for distribution.

     The common stock issued by this prospectus will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

     EquiServe, L.P. is the transfer agent and registrar for our common stock. Its phone number is 800-650-9222.

           ANTI-TAKEOVER EFFECTS OF OUR ARTICLES OF INCORPORATION AND
                    BYLAWS, FLORIDA LAW AND OUR RIGHTS PLAN

REQUIRED VOTE FOR AUTHORIZATION OF CERTAIN ACTIONS

     Our Articles require the vote of the holders of at least 80% of the combined voting power of the then outstanding shares of stock of all classes and series entitled to vote generally in the election of directors for approval of certain business combinations, including certain mergers, asset sales, security issuances, recapitalizations and liquidations, involving us or our subsidiaries and certain acquiring persons (namely a person, entity or specified group which beneficially owns more than 10% of the voting power of the then outstanding shares of our capital stock entitled to vote generally in an election of directors), unless such business combination has been approved by a majority of disinterested directors, or the fair market value and other procedural requirements of our Articles are met.

ELECTION AND REMOVAL OF DIRECTORS

     Our board of directors is divided into three classes. The directors in each class serve for a three year term, one class being elected each year by our stockholders. A vote of a majority of the board or 80% of the combined voting power of the then outstanding shares of stock, voting together as a single class, is required to remove a director, with or without cause. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors. Under the terms of our bylaws and Articles, these provisions cannot be changed without a supermajority vote of our stockholders.

UNDER FLORIDA LAW

     Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The "Control Share Acquisitions" section of the Florida Business Corporation Act, or FBCA, generally provides that shares acquired in excess of certain specified thresholds, beginning at 20% of a corporation's outstanding voting shares, will not possess any voting rights unless such voting rights are approved by a majority vote of the corporation's disinterested shareholders. We have provided in our bylaws that the Control Share Acquisition Act shall not apply to us.

     The "Affiliated Transactions" section of the FBCA generally requires majority approval by disinterested directors or supermajority approval of disinterested shareholders of certain specified transactions (such as a merger, consolidation, sale of assets, issuance or transfer of shares or reclassifications of securities) between a corporation and a holder of more than 10% of the outstanding shares of the corporation, or any affiliate of such shareholder.

RIGHTS PLAN

     We have a shareholder rights plan. Under the plan, each outstanding share of our common stock carries with it a right, currently unexercisable, that if triggered permits the holder to purchase large amounts of our or any successor entity's securities at a discount and/or trade those purchase rights separately from the common stock. The rights are triggered when a person acquires, or makes a tender or exchange offer to acquire, 10% of our common stock. The plan, however, prohibits the 10%-acquiror, or its affiliates, from exercising our shares' purchase rights. As a result the acquiror's interest in TECO Energy is substantially diluted. The rights expire in May 2009, subject to extension. We may also redeem the rights at a nominal price per right until 10 business days after a triggering event.

     These and other provisions of our Articles, bylaws and rights plan could discourage potential acquisition proposals and could delay or prevent a change in control.

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                    DESCRIPTION OF STOCK PURCHASE CONTRACTS
                            AND STOCK PURCHASE UNITS

     We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of common stock or preferred stock at a future date or dates (which we refer to as stock purchase contracts). The price per share of common stock or preferred stock and the number of shares of common stock or preferred stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and debt securities, preferred stock, trust preferred securities or debt obligations of third parties, including U.S. Treasury securities, securing the holders' obligations to purchase the common stock or preferred stock under the stock purchase contracts (which we refer to as stock purchase units). The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and such payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner and in certain circumstances we may deliver newly issued prepaid stock purchase contracts, often known as prepaid securities, upon release to a holder of any collateral securing such holder's obligation under the original stock purchase contract.

     The applicable prospectus supplement will describe the material terms of the stock purchase contracts or stock purchase units and, if applicable, prepaid securities. Material United States federal income tax considerations applicable to the stock purchase units and the stock purchase contracts will also be discussed in the applicable prospectus supplement.

               DESCRIPTION OF WARRANTS AND OTHER PURCHASE RIGHTS

GENERAL

     We may issue warrants and/or other rights to purchase debt securities (which we refer to as debt warrants), preferred stock (which we refer to as preferred stock warrants) or common stock (which we refer to as common stock warrants). We may issue any of these warrants or purchase rights (which we refer to generally as warrants) independently or together with other securities offered by this prospectus and attached to or separate from the other securities. If we issue warrants, we will issue them under warrant agreements between us and a bank or trust company, as agent, all of which will be described in the prospectus supplement relating to the warrants we are offering.

DEBT WARRANTS

     We will describe the terms of debt warrants offered in the applicable prospectus supplement, the warrant agreement relating to the debt warrants and the debt warrant certificates representing the debt warrants, including the following:

     - the title;

     - the aggregate number offered;

     - their issue price or prices;

     - the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise, and the procedures and conditions relating to exercise;

     - the designation and terms of any related debt securities and the number of debt warrants issued with each security;

     - if applicable, the date, if any, on and after which the debt warrants and the related debt securities will be separately transferable;

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     - the principal amount of debt securities purchasable upon exercise, and the price at which that principal amount of debt securities may be purchased upon exercise;

     - the commencement and expiration dates of the right to exercise;

     - the maximum or minimum number which may be exercised at any time;

     - if applicable, a discussion of the material United States income tax considerations applicable to exercise;

     - and any other terms, including terms, procedures and limitations relating to exercise.

     Debt warrant certificates will be exchangeable for new debt warrant certificates of different denominations, and debt warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Before exercising their debt warrants, holders will not have any of the rights of holders of the securities purchasable upon exercise and will not be entitled to payments of principal of, premium, if any, or interest, if any, on the securities purchasable upon exercise.

OTHER WARRANTS

     The applicable prospectus supplement will describe the following terms of preferred stock warrants or common stock warrants offered under this prospectus:

     - the title;

     - the securities issuable upon exercise;

     - the issue price or prices;

     - the number of warrants issued with each share of preferred stock or common stock;

     - any provisions for adjustment of (i) the number or amount of shares of preferred stock or common stock issuable upon exercise of the warrants or
       (ii) the exercise price;

     - if applicable, the date on and after which the warrants and the related preferred stock or common stock will be separately transferable;

     - if applicable, a discussion of the material United States federal income tax considerations applicable to the exercise of the warrants;

     - the commencement and expiration dates of the right to exercise;

     - the maximum and minimum number that may be exercised at any time; and

     - any other terms, including terms, procedures, and limitations relating to exchange or exercise.

EXERCISE OF WARRANTS

     Each warrant will entitle the holder to purchase for cash the principal amount of debt securities or shares of preferred stock or common stock at the applicable exercise price set forth in, or determined as described in, the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

     Warrants may be exercised by delivering to the corporate trust office of the warrant agent or any other officer indicated in the applicable prospectus supplement (a) the warrant certificate properly completed and duly executed and
(b) payment of the amount due upon exercise. As soon as practicable following exercise, we will forward the debt securities or shares of preferred stock or common stock purchasable upon exercise. If less than all of the warrants represented by a warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

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                                USE OF PROCEEDS

     We intend to add the net proceeds from the sale of the securities to our general funds to be used for general corporate purposes, which may include investment in subsidiaries, working capital, capital expenditures, repayment of debt and other business opportunities.

                              PLAN OF DISTRIBUTION

     We may sell the securities through one or more of the following ways:

     - directly to purchasers;

     - to or through one or more underwriters or dealers; or

     - through agents.

     A prospectus supplement or term sheet with respect to a particular series of securities will set forth the terms of the offering of those securities, including the following:

     - name or names of any underwriters, dealers or agents;

     - the purchase price of such securities and our proceeds from the sale;

     - underwriting discounts and commissions; and

     - any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

     If we use underwriters in the sale, the underwriters will acquire the securities for their own account and they may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriting syndicates represented by one or more managing underwriters or one or more independent firms acting as underwriters may offer the securities to the public. In connection with the sale of securities, we may compensate the underwriters in the form of underwriting discounts or commissions. The purchasers of the securities for whom the underwriters may act as agent may also pay them commissions. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Unless otherwise set forth in the applicable prospectus supplement or term sheet, the obligations of any underwriters to purchase the securities will be subject to conditions precedent, and the underwriters will be obligated to purchase all such securities if any are purchased.

     If we use dealers in the sale of the securities, we will sell the securities to the dealers as principals. The dealers may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. The applicable prospectus supplement or term sheet will name any dealer, who may be deemed to be an underwriter, as that term is defined in the Securities Act of 1933, involved in the offer or sale of securities, and set forth any commissions or discounts we grant to the dealer.

     If we use agents in the sales of the securities, the agents may solicit offers to purchase the securities from time to time. Any such agent, who may be deemed to be an underwriter, as that term is defined in the Securities Act, involved in the offer or sale of the securities will be named, and any commissions payable by us to such agent set forth, in the applicable prospectus supplement or term sheet. Any agent will be acting on a reasonable effort basis for the period of its appointment or, if indicated in the applicable prospectus supplement or term sheet, on a firm commitment basis.

     We may also sell securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to resales. The terms of those sales would be described in the prospectus supplement or term sheet.

     If the prospectus supplement or term sheet so indicates, we will authorize agents, underwriters or dealers to solicit offers from institutions to purchase securities from us at the public offering price set forth
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in the prospectus supplement or term sheet pursuant to stock purchase or delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement or term sheet, and the prospectus supplement or term sheet will set forth the commission payable for solicitation of the contracts.

     We may engage in at the market offerings of our common stock. An "at the market" offering is an offering of our common stock at other than a fixed price on or through the facilities of the NYSE. Under Rule 415(a)(4) of the Securities Act, the total value of at the market offerings made under this prospectus may not exceed 10% of the aggregate market value of our common stock held by non-affiliates on a date within 60 days prior to filing the registration statement containing this prospectus. Accordingly, we may not sell under this prospectus more than approximately $359,708,910 of our common stock in at the market offerings. Any underwriter that we engage for an at the market offering will be named in a post-effective amendment to the registration statement containing this prospectus. Additional details of our arrangement with the underwriter, including commissions or fees paid by us and whether the underwriter is acting as principal or agent, will be described in the related prospectus supplement.

     Agents, dealers and underwriters may be entitled under agreements with us to indemnification against some civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may engage in transactions with, or perform services for, us or our subsidiaries for customary compensation.

     If indicated in the applicable prospectus supplement or term sheet, one or more firms may offer and sell securities in connection with a remarketing upon their purchase, in accordance with their terms, acting as principals for their own accounts or as our agents. Any remarketing firm will be identified and the terms of its agreement, if any, with us will be described in the applicable prospectus supplement or term sheet. We may be obligated to indemnify the remarketing firm against some liabilities, including liabilities under the Securities Act, and the remarketing firm may engage in transactions with or perform services for us or our subsidiaries for customary compensation.

     Any underwriter may engage in over-allotment, stabilizing and syndicate short covering transactions and penalty bids in accordance with Regulation M of the Securities Exchange Act of 1934. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate short covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim selling concessions from dealers when the securities originally sold by the dealers are purchased in covering transactions to cover syndicate short positions. These transactions may cause the price of the securities sold in an offering to be higher than it would otherwise be. These transactions, if commenced, may be discontinued by the underwriters at any time.

     Any securities, other than our common stock, will be a new issue of securities with no established trading market. We cannot assure you that there will be a market for the securities of any particular security, or that if a market does develop, that it will continue to provide holders of those securities with liquidity for their investment or will continue for the duration the securities are outstanding.

     The prospectus supplement or term sheet relating to each offering will set forth the anticipated date of delivery of the securities.

                                 LEGAL MATTERS

     Palmer & Dodge LLP, Boston, Massachusetts will pass upon the validity of the securities for us.

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of TECO Energy for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.
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                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of these documents at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC's website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at http://www.tecoenergy.com. Our website is not part of this prospectus.

     We filed a registration statement on Form S-3 with the SEC covering the securities. For further information on us and the securities, you should refer to the registration statement and its exhibits. This prospectus discusses material provisions of our indenture dated August 17, 1998 entered into with The Bank of New York as trustee. Because the prospectus may not contain all the information that you may find important, you should review the full text of the indenture and other documents we have incorporated by reference into the registration statement.

     The SEC allows us to "incorporate by reference" information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities are sold:

     - our Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

     - the description of our common stock contained in our Registration Statement on Form 8-B, filed on July 13, 1981 (File No. 1-8180), including any amendment or reports filed for the purpose of updating such description; and

     - our Current Reports on Form 8-K filed April 22, 2002, January 24, 2002, January 15, 2002, January 11, 2002 and January 9, 2002.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                         Director of Investor Relations
                               TECO Energy, Inc.
                           702 North Franklin Street
                              Tampa, Florida 33602
                                 (813) 228-4111

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement or term sheet. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement or term sheet is accurate as of any date other than the date on the front of these documents.

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                                TECO ENERGY LOGO